This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

* * *

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2025

1. DATE, TIME AND PLACE: Held on April 25, 2025, at 10:30 a.m., at the office of BRF S.A. ("BRF" or "Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2. CONVENING AND ATTENDANCE: Summons waived due to the presence of all the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3. CHAIR AND SECRETARY: Chair: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Heraldo Geres.

4. AGENDA: 1. To acknowledge the letter sent to the Company by Marfrig Global Foods S.A. ("MGF") on 04.24.2025 ("Letter"), in which it expresses its intention to explore a potential business combination between MGF and BRF ("Potential Transaction"); 2. To resolve on: (i) the creation of an Independent Special Committee ("Independent Committee"), in compliance with the provisions of CVM Guidance Opinion No. 35/2008 ("CVM Opinion 35"), for the purpose of analyzing and negotiating the terms and conditions of the Potential Transaction, including, but not limited to, the exchange ratio between the shares issued by BRF and MGF and to submit its recommendations to the Board of Directors; (ii) the appointment of the members of the Independent Committee; and (iii) the authorization for the Company's management to assist the Independent Committee in its mission and proceed with the hiring of external advisors for the Independent Committee.

5. RESOLUTIONS: After reading, analyzing and discussing the matters included in the agenda, the members of the Board of Directors:

5.1. They stated that they were aware of the Letter sent to the Company by MGF on 04.24.2025, in which the latter expresses its intention to explore the Potential Transaction, which would result in the unification of the shareholder bases of BRF and MGF and whose implementation, in principle, would occur through the merger of the Company’s shares by MGF;

5.2. Approved, unanimously and without any reservation:

(i) The drafting of these minutes in the form of a summary.

(ii) The creation of the ad hoc Independent Committee, composed of three (3) members, all of whom shall be independent members of the Board of Directors. The Independent Committee will analyze and negotiate the terms and conditions of the Potential Transaction, including, but not limited to, the exchange ratio between the shares issued by BRF and MGF and submit its recommendations to the Board of Directors, in compliance with CVM Opinion 35, with the objective of contributing to the protection of the Company's interests and ensuring that the transaction observes fair conditions for its shareholders. The Independent Committee may engage legal and financial advisors to assist it in the performance of its duties. The decisions of the Independent Committee shall be approved by a majority of its members. The Independent Committee shall have no executive or decision-making functions, and its opinions, proposals or recommendations shall be submitted to the Company's Board of Directors.

(iii) The appointment of the following members of the Independent Committee: (a) Ms. Flávia Maria Bittencourt, Brazilian, in a stable union, chemical engineer, bearer of Identity Card RG No. 09.846.794-7 DETRAN/RJ, registered with the CPF/MF under No. 011.971.887-11, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; (b) Mr. Augusto Marques da Cruz Filho, Brazilian, married, economist, bearer of Identity Card No. 5.761.837-9 SSP/SP, registered with the CPF/MF under No. 688.369.968-68, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000; and (c) Mr. Eduardo Augusto Rocha Pocetti, Brazilian, married, accountant, bearer of Identity Card RG No. 5.610.378-5 SSP/SP, registered with the CPF/MF under No. 837.465.368-04, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000. All of them are independent directors of the Company, as stated in the minutes of the Annual and Extraordinary General Meeting held on 03.28.2024. Mr. Augusto Marques da Cruz Filho will be responsible for coordinating the work of the Independent Committee. The members here named, who were present at this meeting, accepted their appointments. The members of the Independent Committee shall, in the performance of their duties, comply with the provisions of Law No. 6,404/1976 regarding the fiduciary duties of managers, always acting in the interest of the Company.

(iv) The authorization for the Company's management to assist the members of the Independent Committee in their mission, as set forth in these minutes, as well as to hire external advisors to be appointed by the Independent Committee, subject to confidentiality agreements, considering the provisions of CVM Opinion 35 and the market practices usually accepted for transactions of similar size and the amounts involved in the Potential Transaction.

5.3. Stated that the Potential Transaction and the information related thereto are still strictly confidential, which is why they recommended to the members of the Independent Committee and the Company's management to adopt the necessary measures to avoid the disclosure or leakage of information related to the Potential Transaction, in accordance with the applicable laws and regulations, especially CVM Resolution No. 44/2021.

6. DOCUMENTS FILED WITH THE COMPANY: Documents related to the items on the Agenda that support the resolutions taken by the members of the Board of Directors and/or the information provided during the meeting are filed at the Company's headquarters.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned, and these minutes were drawn up in the form of a summary, by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

São Paulo, April 25, 2025.

Presiding:

/s/ Marcos Antonio Molina dos Santos	/s/ Heraldo Geres
Marcos Antonio Molina dos Santos President	Heraldo Geres Secretary

Board Members:

/s/ Marcos Antonio Molina dos Santos	/s/ Marcia Aparecida Pascoal Marçal dos Santos
Marcos Antonio Molina dos Santos	Marcia Aparecida Pascoal Marçal dos Santos

/s/ Sergio Agapito Lires Rial	/s/ Augusto Marques da Cruz Filho
Sergio Agapito Lires Rial	Augusto Marques da Cruz Filho

/s/ Flávia Maria Bittencourt	/s/ Marcos Fernando Marçal dos Santos
Flávia Maria Bittencourt	Marcos Fernando Marçal dos Santos

/s/ Eduardo Augusto Rocha Pocetti	/s/ Pedro de Camargo Neto
Eduardo Augusto Rocha Pocetti	Pedro de Camargo Neto

/s/ Márcio Hamilton Ferreira
Márcio Hamilton Ferreira